--------------------------                              ---------------------
CUSIP No. 970646 10 5                 13D                   Page 1 of 28
--------------------------                              ---------------------



                                                   -----------------------------
                                                       OMB APPROVAL
                                                   OMB Number:        3235-0145
                                                   Expires:    October 31, 2002
                                                   Estimated average burden
                                                   hours per response.... 14.9
                                                   -----------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
           TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(a)

                       Willis Lease Finance Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  970646 10 5
--------------------------------------------------------------------------------
                                (CUSIP Number)

                            Dieter A. Schmitz, Esq.
                               Baker & McKenzie
                    130 E. Randolph Dr., Chicago, IL 60601
                                 (312)861-8848
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 30, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                            ---------------------
CUSIP No. 970646 10 5                 13D                   Page 2 of 28
----------------------------                            ---------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      FlightTechnics, LLC

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
                                                                      (b) [X]

------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS: AF

------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E):
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                          6,066,822*
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          3,000,000*

------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,066,822*

------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      58.3%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
*This amount includes the exercise by FlightTechnics of its Option (as defined below) for 1,700,000 Shares. FlightTechnics may exercise its Option for an amount between 1,700,000 Shares and that amount that would give FlightTechnics a total holding equal to 34.9% of the outstanding Shares at the time of such exercise.

----------------------------                            ---------------------
CUSIP No. 970646 10 5                 13D                   Page 3 of 28
----------------------------                            ---------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      SR Technics Group America, Inc.

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
                                                                      (b) [X]

------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS: AF

------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E):
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                          3,000,000*
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          3,000,000*

------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,000,000*

------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      28.8%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
*This amount includes the exercise by FlightTechnics of its Option (as defined below) for 1,700,000 Shares. FlightTechnics may exercise its Option for an amount between 1,700,000 Shares and that amount that would give FlightTechnics a total holding equal to 34.9% of the outstanding Shares at the time of such exercise.

----------------------------                            ---------------------
CUSIP No. 970646 10 5                 13D                   Page 4 of 28
----------------------------                            ---------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Flightlease AG

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
                                                                      (b) [X]

------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS: AF

------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E):
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                          3,000,000*
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          3,000,000*

------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,000,000*

------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      28.8%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
*This amount includes the exercise by FlightTechnics of its Option (as defined below) for 1,700,000 Shares. FlightTechnics may exercise its Option for an amount between 1,700,000 Shares and that amount that would give FlightTechnics a total holding equal to 34.9% of the outstanding Shares at the time of such exercise.

----------------------------                            -----------------------
CUSIP No. 970646 10 5                 13D                   Page 5 of 28
----------------------------                            -----------------------


--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      SR Technics Group

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------
 3.   SEC USE ONLY


--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS: AF

--------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E):
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland
--------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            0

      SHARES       -------------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                          0
     OWNED BY
                   -------------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON       -------------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          3,000,000*

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,000,000*

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]



--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      28.8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
*This amount includes the exercise by FlightTechnics of its Option (as defined below) for 1,700,000 Shares. FlightTechnics may exercise its Option for an amount between 1,700,000 Shares and that amount that would give FlightTechnics a total holding equal to 34.9% of the outstanding Shares at the time of such exercise.

------------------------------                            --------------------
CUSIP No. 970646 10 5                  13D                   Page 6 of 28
------------------------------                            --------------------


                               Preliminary Note

     This Schedule 13D is being filed because the Reporting Persons (as defined below) may be deemed to be members of a group comprised of FlightTechnics, LLC, SR Technics Group America, Inc., Flightlease AG and SR Technics Group (collectively, the "Reporting Persons"), which group may be deemed to be the beneficial owner in excess of 5% of the Shares (as defined below) of Willis Lease Finance Corporation. The filing of this Schedule 13D should not be deemed an admission that the Reporting Persons comprise a group within the meaning of
Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act"). Each of the Reporting Persons disclaims beneficial ownership of the Shares beneficially owned by any of the other Reporting Persons or by the CFW Persons (as defined below).

Item 1.        Security and Issuer.

     This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Shares"), of Willis Lease Finance Corporation (the "Issuer"), which to the best knowledge of the persons filing this Schedule 13D, is a corporation organized under the laws of Delaware and has its principal business address at 2320 Marinship Way, Suite 300, Sausalito, CA 94965.

Item 2.        Identity and Background.

     This Schedule 13D is being filed by FlightTechnics, LLC, a Delaware limited liability company ("FlightTechnics"), SR Technics Group America, Inc., a Delaware corporation ("SR Technics America"), Flightlease AG, a company organized under the laws of Switzerland ("Flightlease"), and SR Technics Group, a company organized under the laws of Switzerland ("SR Technics").

     Each of FlightTechnics and SR Technics America is a holding company. Flightlease is engaged in the business of financing, purchase, leasing and sale of airplanes, engines, components, and parts for commercial aircraft. SR Technics is engaged in the business of maintenance, repair, overhaul and modification of large aircraft. The principal business address of each of FlightTechnics and SR Technics America is 520 West Palmdale Blvd., Suite C-1, Palmdale, CA 93551. The principal business address of Flightlease is DY, CH-8058 Zurich Airport, Zurich, Switzerland and the principal business address of SR Technics is TB, CH-8058 Zurich Airport, Zurich, Switzerland.

     The name, business address, present principal occupation and citizenship of each executive officer and director of each of the Reporting Persons are set forth on Appendix 1 hereto, which is incorporated herein by reference.

     During the last five years, none of the Reporting Persons or, to the best knowledge of each Reporting Person, any of its respective executive officers or directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

------------------------------                            --------------------
CUSIP No. 970646 10 5                  13D                   Page 7 of 28
------------------------------                            --------------------


     Each of SR Technics America and Flightlease owns a 50% membership interest in FlightTechnics. SR Technics America is a wholly-owned subsidiary of SR Technics. SR Technics is a wholly-owned subsidiary of SAirServices AG, a company organized under the laws of Switzerland ("SAirServices"). Each of SAirServices and Flightlease is a wholly-owned subsidiary of SAirGroup, a company organized under the laws of Switzerland ("SAirGroup"). Each of SAirServices and SAirGroup disclaims beneficial ownership of the Shares beneficially owned by any of the Reporting Persons or the CFW Persons (as defined below).

     SAirServices is a holding company for companies that provide, among other things, aircraft maintenance and other services. SAirGroup is a holding company of a group of specialist service companies offering air transport and transport-related services. The principal business addresses of each of SAirServices and SAirGroup is P.O. Box, CH-8058 Zurich Airport, Zurich, Switzerland.

     The name, business address, present principal occupation and citizenship of each executive officer and director of each of SAirServices and SAirGroup are set forth on Appendix 2 hereto, which is incorporated herein by reference.

     During the last five years, neither of SAirServices or SAirGroup nor, to the best knowledge of each of SAirServices and SAirGroup, any of its respective executive officers or directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

     FlightTechnics may be deemed to beneficially own 3,066,822 of the Shares (the "CFW Shares") reflected in this Schedule 13D (or deemed, solely for purposes of Rule 13d-3, to be beneficially owned) by it directly or indirectly, because FlightTechnics entered into the Stockholders' Agreement with Charles F. Willis, IV, a United States citizen, CFW Partners, L.P., a California limited partnership, and The Austin Chandler Willis 1995 Revocable Trust, an irrevocable trust governed by the laws of the state of California (collectively, the "CFW Persons"), as more specifically described below, the terms of which are hereby incorporated by reference herein. No funds of any Reporting Person were or will be used to purchase the CFW Shares.

     The amount of funds used to purchase 1,300,000 Shares was $19.5 million pursuant to the Investment Agreement dated as of November 7, 2000 among the Issuer, FlightTechnics, Flightlease, SR Technics and SR Technics America (the "Investment Agreement"). All of such funds used to purchase the 1,3000,000 Shares were provided to FlightTechnics by certain of its affiliates.

------------------------------                            --------------------
CUSIP No. 970646 10 5                  13D                   Page 8 of 28
------------------------------                            --------------------

Item 4.        Purpose of Transaction.

     The Issuer, FlightTechnics and the CFW Persons entered into that certain Stockholders' Agreement (the "Stockholders' Agreement"), dated as of November 7, 2000, which became effective on November 30, 2000. The Stockholders' Agreement was previously filed as Exhibit 10.8 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 13, 2000 (the "2000 Current Report") and is incorporated herein by reference. The Investment Agreement was filed with the Securities and Exchange Commission as Exhibit 10.1 to the 2000 Current Report and is incorporated herein by reference.

     Under the Investment Agreement, FlightTechnics purchased 1,300,000 of the Shares (the "Stock") and was granted a one-time option (the "Option") to purchase additional Shares in an amount between One Million Seven Hundred Thousand (1,700,000) and that number of Shares that would give FlightTechnics ownership of an amount equal to 34.9% of the outstanding common stock of the Issuer immediately after and giving effect to the exercise of the Option (the "Additional Stock," and together with the Stock, the "FlightTechnics' Shares"). The Option must be exercised within eighteen months of November 30, 2000 and is subject to either (i) NASD/NASDAQ concurrence that stockholder approval of such issuance is not required or (ii) stockholder approval of such issuance. The purchase price for the 1,700,000 shares is $15.00 per share and the purchase price for any additional shares subject to the Option is $16.50 per share.

     In connection with the sale of the Stock by the Issuer to FlightTechnics, FlightTechnics was issued one preferred stock purchase right (a "Right") for each share of Stock under and pursuant to the terms of the Rights Agreement dated as of September 24, 1999 (the "Rights Agreement") between the Issuer and American Stock Transfer & Trust Company, as Rights Agent, as amended by the First Amendment to Rights Agreement effective as of November 30, 2000 (the "Amendment to Rights Agreement"). In the event that FlightTechnics exercises the Option to acquire the Additional Stock, FlightTechnics will receive a corresponding number of Rights equal to the Additional Stock. Each Right represents the right to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Issuer and is subject to the terms and conditions more fully set forth in the Rights Agreement, which was previously filed as Exhibit 4.1 to the Issuer's Current Report on Form 8-K with the Securities and Exchange Commission on October 4, 1999 and is incorporated herein by reference, and in the Amendment to Rights Agreement, which is filed as Exhibit E to this Schedule 13D. Until the Distribution Date (as defined in the Rights Agreement), (i) the Rights are not exercisable, (ii) the Rights are attached to and trade only together with the Shares, and (iii) the stock certificates representing the Shares also represent the Rights attached to the Shares. All holders of record of the outstanding Shares of the Issuer at the close of business on October 12, 1999 received a Right for each Share. In connection with the transactions contemplated by the Investment Agreement, the Issuer entered into the Amendment to the Rights Agreement to include FlightTechnics and its affiliates under the definition of "Exempt Person," subject to FlightTechnics and its affiliates owning a certain percentage of the Shares.

     Under the Stockholders' Agreement, the CFW Persons have agreed to vote their Shares in favor of (a) the ratification of the grant by the Issuer to FlightTechnics of the Option, (b) the approval of the issuance and sale of the Additional Stock to FlightTechnics, and (c) in favor of any other actions related to the granting of the Option or the issuance and sale of the Additional Stock to FlightTechnics, which are submitted to a vote of the stockholders of the Issuer, and

------------------------------                            --------------------
CUSIP No. 970646 10 5                  13D                   Page 9 of 28
------------------------------                            --------------------

against any other action or agreement which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the grant, issuance, or contemplated economic benefits to FlightTechnics of the Option or the Additional Stock.

     In addition, the CFW Persons have agreed to vote their Shares against an amendment to the Issuer's Certificate of Incorporation or Bylaws that would (i) change the number of directors from five (5) (other than upon the exercise of the Option as described below), (ii) reduce the notice period for meetings of the Issuer's board, (iii) require a vote of a supermajority of the Shares for any matter except as required by law or the current Certificate of Incorporation or Bylaws of the Issuer, (iv) eliminate the technical sales personnel position that FlightTechnics has the right to name, or (v) conflict with the terms of the Stockholders' Agreement.

     Under the Stockholders' Agreement, FlightTechnics has agreed to vote the FlightTechnics' Shares in the following manner until November 29, 2005: (i) against an amendment that would change the number of directors from five (5) (other than upon the exercise of the Option as described below), (ii) in the same manner as the CFW Persons with respect to an increase in the number of authorized Shares, (iii) in the same percentage as all other shares of capital stock of the Issuer in the election and removal of directors (other than upon the exercise of the Option as described below), and (iv) in the same manner as the CFW Persons, between November 29, 2003 and November 29, 2005, with respect to the acquisition of the Issuer by way of merger, consolidation or share exchange or the sale of substantially all of the Issuer's assets.

     Pursuant to the Stockholders' Agreement, FlightTechnics has a right of first offer to purchase, except for options granted under the Issuer's 1996 Stock Option/Stock Issuance Plan, any or all of the Shares or any other equity securities of the Issuer hereafter acquired by any CFW Person (the "Target Shares") if such CFW Person proposes to sell or transfer to a person other than another CFW Person such Target Shares.

     Under the Stockholders' Agreement, FlightTechnics may purchase an additional 250,000 Shares on the open market beginning on November 30, 2000 and may purchase more at certain times between November 30, 2000 and November 29, 2005 upon the occurrence of certain conditions, but in no event may FlightTechnics and its affiliates own in the aggregate in excess of 49.9% of the Shares within the five-year period between November 30, 2000 and November 29, 2005.

     In addition, from November 30, 2000 through November 29, 2003, if FlightTechnics exercises its Option, each of the Issuer and the CFW Persons must receive the prior written consent of FlightTechnics prior to entering into the following: (i) an acquisition, merger, reorganization or consolidation or similar transaction (a "Reorganization Transaction") with any person other than FlightTechnics or its affiliates in which the consideration is stock and the stockholders of the Issuer immediately prior to such Reorganization Transaction will not own at least 75% of the entity surviving such Reorganization Transaction; (ii) the sale of all or substantially all of the assets of the Issuer unless the stockholders of the Issuer immediately after such sale own at least 75% of the entity acquiring such assets; or (iii) any investment in the Issuer by any strategic investor other than an affiliate of FlightTechnics, such investment to be evidenced by the issuance of any voting equity interest in the Issuer or any other securities convertible into a voting equity interest in the Issuer. The CFW Persons may enter into

------------------------------                            --------------------
CUSIP No. 970646 10 5                  13D                   Page 10 of 28
------------------------------                            --------------------

discussions with any person or enter into any agreement regarding the foregoing if the Issuer's board of directors concludes in good faith, after having taken into account the advice of its outside legal counsel, that such an action is required in order for the board to comply with its fiduciary obligations to the Issuer's stockholders.

     Under the Stockholders' Agreement, the Issuer has the right to negotiate a definitive purchase agreement to purchase the Shares of FlightTechnics if FlightTechnics proposes to transfer its Shares. This right may be transferred to the CFW Persons so long as Charles F. Willis, IV, is the beneficial owner of at least 1,500,000 Shares.

     As a result of this transaction, FlightTechnics was given the right to nominate a new director to the Issuer's board. Upon the close of the transaction, Hans Jorg Hunziker, President and Chief Executive Officer of Flightlease, was appointed as a new Class I director of the Issuer. Donald A. Nunemaker resigned as a Class I director of the Issuer. Upon the exercise of the Option, the board will increase in size from five (5) members to seven (7) members and FlightTechnics may nominate an additional new director. In connection with the foregoing, the CFW Persons agreed to vote for a successor to the directors nominated by FlightTechnics as requested by FlightTechnics and to remove the director nominated by FlightTechnics if so requested by FlightTechnics.

     References to and description of the Stockholders' Agreement, the Investment Agreement, the Rights Agreement and the Amendment to Rights Agreement as set forth herein are qualified in their entity by reference to the copies of the Stockholders' Agreement, the Investment Agreement, the Rights Agreement and the Amendment to Rights Agreement and are incorporated herein in their entirety where such references and descriptions appear.

     No funds of the Reporting Persons were used to purchase the CFW Shares. The Reporting Persons do not have any economic interests in the CFW Shares or the right to dispose of such Shares. The Reporting Persons may be deemed to have obtained beneficial ownership of the CFW Shares pursuant to the Stockholders' Agreement and in exchange for the grant of certain beneficial ownership rights over the FlightTechnics' Shares, as described above.

------------------------------                            --------------------
CUSIP No. 970646 10 5                  13D                   Page 11 of 28
------------------------------                            --------------------


Item 5.        Interest in Securities of the Issuer.

(a) and (b)

              FlightTechnics, LLC
              -------------------

              Amount beneficially owned: 6,066,822* Shares
              Percent of class: 50.2% prior to exercise of the
                      Option, 58.3% after the exercise of the Option
              Number of Shares as to which such person has:
                 (i)   Sole power to vote or to direct the vote:  0
                 (ii)  Shared power to vote or to direct the vote:  6,066,822*
                 (iii) Sole power to dispose or to direct the disposition of:  0
                 (iv)  Shared power to dispose or to direct the disposition of:
                       3,000,000*

              SR Technics Group America, Inc.
              ------------------------------

              Amount beneficially owned: 3,000,000* Shares
              Percent of class: 14.9% prior to exercise of the Option, 28.8%
                 after the exercise of the Option
              Number of Shares as to which such person has:
                 (i)   Sole power to vote or to direct the vote:  0
                 (ii)  Shared power to vote or to direct the vote:  3,000,000*
                 (iii) Sole power to dispose or to direct the disposition of:  0
                 (iv)  Shared power to dispose or to direct the disposition of:
                       3,000,000*

------------------------------                            --------------------
CUSIP No. 970646 10 5                  13D                   Page 12 of 28
------------------------------                            --------------------


              Flightlease AG
              --------------

              Amount beneficially owned: 3,000,000* Shares
              Percent of class: 14.9% prior to exercise of the Option, 28.8%
                 after the exercise of the Option Number of Shares as to which such person has:
                 (i)   Sole power to vote or to direct the vote:  0
                 (ii)  Shared power to vote or to direct the vote:  3,000,000*
                 (iii) Sole power to dispose or to direct the disposition of:  0
                 (iv)  Shared power to dispose or to direct the disposition of:
                       3,000,000*

              SR Technics Group
              -----------------

              Amount beneficially owned: 3,000,000* Shares
              Percent of class: 14.9% prior to exercise of the Option, 28.8%
                 after the exercise of the Option
              Number of Shares as to which such person has:
                 (i)   Sole power to vote or to direct the vote:  0
                 (ii)  Shared power to vote or to direct the vote:  0
                 (iii) Sole power to dispose or to direct the disposition of:  0
                 (iv)  Shared power to dispose or to direct the disposition of:
                       3,000,000*

              SAirServices AG
              ---------------

              Amount beneficially owned:  0 Shares
              Percent of class: 0%
              Number of Shares as to which such person has:
                 (i)   Sole power to vote or to direct the vote:  0
                 (ii)  Shared power to vote or to direct the vote:  0
                 (iii) Sole power to dispose or to direct the disposition of:  0
                 (iv)  Shared power to dispose or to direct the disposition of:

------------------------------                            --------------------
CUSIP No. 970646 10 5                  13D                   Page 13 of 28
------------------------------                            --------------------


               SAirGroup
               ---------

               Amount beneficially owned:  0 Shares
               Percent of class:  0%
               Number of Shares as to which such person has:
                  (i)   Sole power to vote or to direct the vote:  0
                  (ii)  Shared power to vote or to direct the vote:  0
                  (iii) Sole power to dispose or to direct the disposition
                        of:  0
                  (iv)  Shared power to dispose or to direct the disposition of:  0


* This amount includes the exercise by FlightTechnics of its Option for 1,700,000 Shares. FlightTechnics may exercise its Option for an amount between 1,700,000 Shares and that amount that would give FlightTechnics a total holding equal to 34.9% of the outstanding Shares at the time of such exercise.

(c) The contents of Item 4 above are incorporated herein by reference.

(d) Collectively, SR Technics America and Flightlease have, on a pro rata basis, the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by FlightTechnics.

(e)               Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as disclosed in or contemplated by Item 2, Item 3,
                  Item 4, this Item 6, or by the Stockholders' Agreement, the Investment Agreement, the Rights Agreement or the Amendment to Rights Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in
                  Item 2 herein and between such persons and any third person with respect to the Shares.

Item 7.           Material to be Filed as Exhibits.

Exhibit A         Joint Filing Agreement by and among FlightTechnics, LLC, SR
                      Technics Group America, Inc., Flightlease AG, and SR Technics Group.

Exhibit B         Stockholders' Agreement, dated as of November 7, 2000, by and among Willis Lease Finance Corporation, Charles F. Willis, IV, CFW Partners, L.P., Austin Chandler Willis 1995 Irrevocable Trust and FlightTechnics, LLC. Previously filed as Exhibit 10.8 to the Issuer's Current Report on Form 8-K with the Securities and Exchange Commission on November 13, 2000 and incorporated

------------------------------                            --------------------
CUSIP No. 970646 10 5                  13D                   Page 14 of 28
------------------------------                            --------------------


                    herein by reference in its entirety.
Exhibit C

               Investment Agreement, dated as of November 7,
                    2000, by and among Willis Lease Finance Corporation, FlightTechnics, LLC, Flightlease AG, SR Technics Group and SR Technics Group America, Inc. Previously filed as Exhibit
                    10.1 to the Issuer's Current Report on Form 8-K with the Securities and Exchange Commission on November 13, 2000 and incorporated herein by reference in its entirety.


Exhibit D      Rights Agreement, dated as of September 24,
                    1999, by and between Willis Lease Finance Corporation and American Stock Transfer & Trust Company. Previously filed as
                    Exhibit 4.1 to the Issuer's Current Report on Form 8-K with the Securities and Exchange Commission on October 4, 1999 and incorporated herein by reference in its entirety.


Exhibit E      First Amendment to Rights Agreement, effective as of
                    November 30, 2000, by and between Willis Lease Finance Corporation and American Stock Transfer & Trust Company.

------------------------------                            --------------------
 CUSIP No. 970646 10 5                  13D                   Page 15 of 28
------------------------------                            --------------------


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              FlightTechnics, LLC

Dated: December 11, 2000      By: /s/ Hans Ulrich Beyeler
                                  -----------------------
                                  Hans Ulrich Beyeler, President and CEO

Dated: December 11, 2000      By: /s/ Matthias Mueller
                                  --------------------
                                  Matthias Mueller, Vice President and CFO


                              SR Technics Group America, Inc.


Dated: December 11, 2000      By: /s/ Hans Ulrich Beyeler
                                  -----------------------
                                  Hans Ulrich Beyeler, President and CEO


Dated: December 11, 2000      By: /s/ Georg Radon
                                  ---------------
                                  Georg Radon, Vice President and CFO


                              Flightlease AG

Dated: December 11, 2000      By: /s/ Hans Jorg Hunziker
                                  ----------------------
                                  Hans Jorg Hunziker, President and CEO


Dated: December 11, 2000      By: /s/ Matthias Mueller
                                  --------------------
                                  Matthias Mueller, Head of Business Development


                              SR Technics Group

Dated: December 11, 2000      By: /s/ Hans Ulrich Beyeler
                                  -----------------------
                                  Hans Ulrich Beyeler, President and CEO


Dated: December 11, 2000      By: /s/ Georg Radon
                                  ----------------
                                  Georg Radon, Vice President and CFO

----------------------------                             ----------------------
CUSIP No. 970646 10 5                  13D                  Page 16 of 28
----------------------------                             ----------------------


                                  APPENDIX 1

            Directors and Executive Officers of FlightTechnics, LLC

     The business address of FlightTechnics, LLC is 520 West Palmdale Blvd., Suite C-1, Palmdale, CA 93551.

1. Hans Ulrich Beyeler, President, Chief Executive Officer and Director of FlightTechnics, LLC
     Principal Employment: Chief Executive Officer of SR
     Technics Group
     Name and Address of Employer:   SR Technics Group
                                     T
                                     CH-8058 Zurich Airport
                                     Zurich, Switzerland
     Principal Business of Employer: Maintenance, repair, overhaul and modification of large aircraft.
     Citizenship: Switzerland

2. Matthias Mueller, Vice President and Chief Financial Officer of FlightTechnics, LLC
     Principal Employment: Head of Business Development of Flightlease AG
     Name and Address of Employer:   Flightlease AG
                                     DY
                                     CH-8058 Zurich Airport
                                     Zurich, Switzerland
     Principal Business of Employer: Financing, purchase, leasing and sale of airplanes, engines, components and parts for commercial aircraft.
     Citizenship: Switzerland

3.   Frank Schwabe, Secretary of FlightTechnics, LLC
     Principal Employment: Executive Vice President, Legal Counsel and Commerical of Flightlease AG
     Name and Address of Employer:   Flightlease AG
                                     DY
                                     CH-8058 Zurich Airport
                                     Zurich, Switzerland
     Principal Business of Employer: Financing, purchase, leasing and sale of airplanes, engines, components and parts for commercial aircraft.
     Citizenship: Switzerland

4.   Hans Jorg Hunziker, Director of FlightTechnics, LLC
     Principal Employment:  Chief Executive Officer of Flightlease AG
     Name and Address of Employer:   Flightlease AG
                                     DY
                                     CH-8058 Zurich Airport
                                     Zurich, Switzerland
     Principal Business of Employer: Financing, purchase, leasing and sale of airplanes, engines, components and parts for commercial aircraft.
     Citizenship: Switzerland

----------------------------                             ----------------------
CUSIP No. 970646 10 5                  13D                  Page 17 of 28
----------------------------                             ----------------------


      Directors and Executive Officers of SR Technics Group America, Inc.

     The business address of SR Technics Group America, Inc. is 520 West Palmdale Blvd., Suite C-1, Palmdale, CA 93551.

1. Hans Ulrich Beyeler, President, Chief Executive Officer and Director of SR Technics America Group, Inc.
     Principal Employment:  Chief Executive Officer of SR Technics Group
     Name and Address of Employer:     T
                                       CH-8058 Zurich Airport
                                       Zurich, Switzerland
     Principal Business of Employer:   Maintenance, repair, overhaul and
                                       modification of large aircraft.
     Citizenship: Switzerland

2. Georg Radon, Vice President, Chief Financial Officer, Secretary and Director of SR Technics America Group, Inc.
     Principal Employment: Vice President and Chief Financial Officer of SR Technics Group
     Name and Address of Employer:     SR Technics Group
                                       TF
                                       CH-8058 Zurich Airport
                                       Zurich, Switzerland
     Principal Business of Employer:   Maintenance, repair, overhaul and
                                       modification of large aircraft.
     Citizenship: Switzerland

3.   Claus Dieter Wehr, Director of SR Technics America Group, Inc.
     Principal Employment:             Vice President Aircraft Maintenance of
                                       SR Technics Group
     Name and Address of Employer:     SR Technics Group
                                       TU
                                       CH-8058 Zurich Airport
                                       Zurich, Switzerland
     Principal Business of Employer:   Maintenance, repair, overhaul and
                                       modification of large aircraft.
     Citizenship: Switzerland

              Directors and Executive Officers of Flightlease AG

     The business address of Flightlease AG is DY, CH-8058 Zurich Airport, Zurich, Switzerland.

1.   Phillippe Bruggisser, Chairman of the Board of Flightlease AG
     Principal Employment:  Chief Executive Officer of SAirGroup
     Name and Address of Employer:     SAirGroup
                                       P.O. Box
                                       CH-8058 Zurich Airport
                                       Zurich, Switzerland
     Principal Business of Employer:   Holding company of a group of specialist
                                       service companies offering air transport and transport-related services.
     Citizenship: Switzerland

----------------------------                             ----------------------
CUSIP No. 970646 10 5                  13D                  Page 18 of 28
----------------------------                             ----------------------


2.   Georges P. Schorderet, Director of Flightlease AG
     Principal Employment:  Chief Financial Officer of SAirGroup
     Name and Address of Employer:     SAirGroup
                                       P.O. Box
                                       CH-8058 Zurich Airport
                                       Zurich, Switzerland
     Principal Business of Employer:   Holding company of a group of specialist
                                       service companies offering air transport and transport-related services.
     Citizenship: Switzerland

3.   Hans Jorg Hunziker, Chief Executive Officer of Flightlease AG
     Principal Employment: Chief Executive Officer of Flightlease AG
     Name and Address of Employer:     Flightlease AG
                                       DY
                                       CH-8058 Zurich Airport
                                       Zurich, Switzerland
     Principal Business of Employer:   Financing, purchase, leasing and sale of
                                       airplanes, engines, components and parts for commercial aircraft.
     Citizenship: Switzerland

4.   Hans Ulrich Beyeler, Director of Flightlease AG
     Principal Employment: Chief Executive Officer of SR Technics Group
     Name and Address of Employer:     SR Technics Group
                                       T
                                       CH-8058 Zurich Airport
                                       Zurich, Switzerland

     Principal Business of Employer:   Maintenance, repair, overhaul and
                                       modification of large aircraft.
     Citizenship: Switzerland

5.   Raymond Lyons, Director of Flightlease AG
     Principal Employment:             Executive Vice President, Network
                                       Management of Swissair/Sabena
     Name and Address of Employer:     Swissair Swiss Air Transport Company
                                       Limited MZ/V, Postbox
                                       CH-8058 Zurich Airport
                                       Zurich, Switzerland
     Principal Business of Employer:   Airline.
     Citizenship: United Kingdom

             Directors and Executive Officers of SR Technics Group

     The business address of SR Technics Group is TB, CH-8058 Zurich Airport, Zurich, Switzerland.

1.   Rolf Winiger, Chairman of the Board of SR Technics Group
     Principal Employment:  Chief Executive Officer of SAirServices AG
     Name and Address of Employer:     SAirServices AG
                                       P.O. Box
                                       CH-8058 Zurich Airport
                                       Zurich, Switzerland

     Principal Business of Employer:   Holding company for companies that
                                       provide, among other things,

----------------------------                             ----------------------
CUSIP No. 970646 10 5                  13D                  Page 19 of 28
----------------------------                             ----------------------


                                       aircraft and maintenance services.

     Citizenship: Switzerland

2.   Jurg Forster, Vice Chairman of the Board of SR Technics Group
     Principal Employment: Senior Vice President and Chief Financial Officer of SAirRelations AG
     Name and Address of Employer:      SAirRelations AG
                                        P.O. Box/DQF
                                        CH-8058 Zurich Airport
                                        Zurich, Switzerland
     Principal Business of Employer:    Provision of comprehensive services in
                                        the sectors of gastronomy, travel retail and hotel management.
     Citizenship: Switzerland

3.   Hans Jorg Hunziker, Director of SR Technics Group
     Principal Employment: Chief Executive Officer of Flightlease AG
     Name and Address of Employer:      Flightlease AG
                                        DY
                                        CH-8058 Zurich Airport
                                        Zurich, Switzerland
     Principal Business of Employer:    Financing, purchase, leasing and sale of
                                        airplanes, engines, components and parts for commercial aircraft.
     Citizenship: Switzerland

4. Hans Ulrich Beyeler, Chief Executive Officer of SR Technics Group Principal Employment: Chief Executive Officer of SR Technics Group
     Name and Address of Employer:      SR Technics Group
                                        T
                                        CH-8058 Zurich Airport
                                        Zurich, Switzerland
     Principal Business of Employer:    Maintenance, repair, overhaul and
                                        modification of large aircraft.
     Citizenship: Switzerland

5.   Georg Radon, Vice President and Chief Financial Officer of SR Technics
     Group
     Principal Employment: Vice President and Chief Financial Officer of SR Technics Group
     Name and Address of Employer:      SR Technics Group
                                        TF
                                        CH-8058 Zurich Airport
                                        Zurich, Switzerland
     Principal Business of Employer:    Maintenance, repair, overhaul and
                                        modification of large aircraft.
     Citizenship: Switzerland

----------------------------                             ----------------------
CUSIP No. 970646 10 5                  13D                  Page 20 of 28
----------------------------                             ----------------------


                                  APPENDIX 2

              Directors and Executive Officers of SAirServices AG

     The business address of SAirServices AG is P.O. Box, CH-8058 Zurich Airport, Zurich, Switzerland.

1.   Rolf Winiger, Chief Executive Officer of SAirServices AG
     Principal Employment: Chief Executive Officer of SAirServices AG
     Name and Address of Employer:      SAirServices AG
                                        P.O. Box
                                        CH-8058 Zurich Airport
                                        Zurich, Switzerland
     Principal Business of Employer:    Holding company for companies that
                                        provide, among other things, aircraft
                                        and maintenance services.
     Citizenship: Switzerland

2. Philippe Bruggisser, Director of Advisory Board of SAirServices AG Principal Employment: Chief Executive Officer of SAirGroup
     Name and Address of Employer:      SAirGroup
                                        P.O. Box
                                        CH-8058 Zurich Airport
                                        Zurich, Switzerland
     Principal Business of Employer:    Holding company of a group specialist
                                        service companies offering air transport and transport related services.
     Citizenship:  Switzerland

3.   Erik Zenker, Secretary of SAirServices AG
     Principal Employment: Secretary of SAirServices AG
     Name and Address of Employer:      SAirServices AG
                                        P.O. Box
                                        CE-8058 Zurich Airport
                                        Zurich, Switzerland
     Principal Business of Employer:    Holding company for companies that
                                        provide, among other things, aircraft
                                        and maintenance services.
     Citizenship:  Switzerland

                 Directors and Executive Officers of SAirGroup

     The business address of SAirGroup is P.O. Box, CH-8058 Zurich Airport, Zurich, Switzerland.

1. Armin Baltensweiler, Honorary Chairman of the Board of SAirGroup Principal Employment: Retired
     Name and Address of Employer:  Not Applicable

----------------------------                             ----------------------
CUSIP No. 970646 10 5                  13D                  Page 21 of 28
----------------------------                             ----------------------


     Principal Business of Employer:  Not applicable
     Citizenship:  Switzerland

2.   Eric Honegger, Chairman of the Board of SAirGroup
     Principal Employment:  Chairman of the Board of SAirGroup
     Name and Address of Employer:  SAir Group
                                    P.O. Box
                                    CH-8058 Zurich Airport
                                    Zurich, Switzerland
     Principal Business of Employer: Holding company of a group of specialist service companies offering air transport and transport related services.
     Citizenship:  Switzerland

3.   Thomas Schmidheiny, Deputy Chairman of the Board of SAirGroup
     Principal Employment: Chairman and Managing Director of "Holderbank" Financiere Glaris Ltd.
     Name and Address of Employer:   "Holderbank" Financiere Glaris Ltd.
                                      Zurcherstrasse 156
                                      8645 Jona, Switzerland
     Principal Business of Employer: Holding company of several companies in the cement industry.
     Citizenship:  Switzerland

4.   Benedict G.F. Hentsch, Director of SAirGroup
     Principal Employment: Managing Partner of Darier, Hentsch & Cie, Private Bankers
     Name and Address of Employer:    Darier, Hentsch & Cie, Private Bankers
                                      Rue De-Saussure 4
                                      1204 Geneva, Switzerland
     Principal Business of Employer:  Provision of financial services.
     Citizenship:  Switzerland

5.   Paul-Antoine Hoefliger, Director of SAirGroup
     Principal Employment:  Chairman and Managing Director of Comptoir Suisse
     Name and Address of Employer:    Comptoir Suisse
                                      av. Bergieres 10
                                      1004 Lausanne, Switzerland
     Principal Business of Employer:  Organization of fairs and exhibitions.
     Citizenship:  Switzerland

6.   Andres F. Leuenberger, Director of SAirGroup
     Principal Employment: Vice Chairman of the Board, Roche Holding Plc.
     Name and Address of Employer:    Roche Holding Plc.
                                      Grenzacherstr. 124
                                      4070 Basel, Switzerland
     Principal Business of Employer:  Pharmaceutical industry.
     Citizenship:  Switzerland

7.   Lukas Muhlemann, Director of SAirGroup
     Principal Employment: Chairman of the Board and Chief Executive Officer of Credit Suisse Group
     Name and Address of Employer:    Credit Suisse Group
                                      Paradeplatz 8
                                      8001 Zurich, Switzerland
     Principal Business of Employer:  Provision of financial services.
     Citizenship:  Switzerland

8.   Verena Spoerry-Toneatti, Director of SAirGroup
     Principal Employment: States Councillor
     Name and Address of Employer: Claridenstrasse 3
                                   8810 Horgen, Switzerland

---------------------------                             -----------------------
CUSIP No. 970646 10 5                 13D                   Page 22 of 28
---------------------------                             -----------------------


     Principal Business of Employer:    Government
     Citizenship:  Switzerland

9.   Gaudenz Staehelin, Director of SAirGroup

     Principal Employment: President of Swiss National Committee, International Chamber of Commerce
     Name and Address of Employer:      Limmatquai 52
                                        8001 Zurich, Switzerland
     Principal Business of Employer:    Government
     Citizenship:  Switzerland

10.  Mario A. Corti, Director of SAir Group
     Principal Employment: Chief Financial Officer of Nestle AG
     Name and Address of Employer:   Nestle AG
                                     En. Bergere
                                     1800 Vevey, Switzerland
     Principal Business of Employer: Alimentary industry.
     Citizenship: Switzerland

11.  Gerhard W. Fischer, Director of SAir Group
     Principal Employment: Chairman of the Board of Panalpina World
                           Transport Ltd.
     Name and Address of Employer:   Panalpina World Transport Ltd.
                                     Viaduktstrasse 42
                                     4051 Basel, Switzerland
     Principal Business of Employer: Freight forwarder.
     Citizenship: Switzerland

12.  Philippe Bruggisser, Chief Executive Officer of SAirGroup
     Principal Employment: Chief Executive Officer of SAirGroup
     Name and Address of Employer:   SAirGroup
                                     P.O. Box
                                     CH-8058 Zurich Airport
                                     Zurich, Switzerland

     Principal Business of Employer: Holding company of a group of specialist service companies offering air transport and transport-related services.
     Citizenship:  Switzerland

13.  Georges Schorderet, Chief Financial Officer of SAirGroup
     Principal Employment: Chief Financial Officer of SAirGroup
     Name and Address of Employer:   SAirGroup
                                     P.O. Box
                                     CH-8058 Zurich Airport
                                     Zurich, Switzerland

     Principal Business of Employer: Holding company of a group of specialist service companies offering air transport and transport-related services.
     Citizenship: Switzerland

14.  Max Michel, Alliances of SAirGroup
     Principal Employment:  Alliances of SAirGroup
     Name and Address of Employer:   SAirGroup
                                     P.O. Box
                                     CH-8058 Zurich Airport
                                     Zurich, Switzerland
     Principal Business of Employer: Holding company of a group of specialist service companies offering air transport and transport-related services.
     Citizenship: Switzerland

15.  Beatrice Tschanz, Corporate Communications of SAirGroup
     Principal Employment:  Corporate Communications of SAirGroup
     Name and Address of Employer:   SAirGroup
                                     P.O. Box
                                     CH-8058 Zurich Airport
                                     Zurich, Switzerland
     Principal Business of Employer: Holding company of a group of specialist service companies offering

---------------------------                             -----------------------
CUSIP No. 970646 10 5                 13D                   Page 23 of 28
---------------------------                             -----------------------



                                     air transport and transport-related
                                     services.
     Citizenship:  Switzerland

16.  Ruth Willi, Mediator, Ombudswoman of SAirGroup
     Principal Employment:  Mediator, Ombudswoman of SAirGroup
     Name and Address of Employer:   SAirGroup
                                     P.O. Box
                                     CH-8058 Zurich Airport
                                     Zurich, Switzerland
     Principal Business of Employer: Holding company of a group of specialist service companies offering air transport and transport-related services.
     Citizenship: Switzerland

17.  Rolf Winiger, Chief Executive Officer of SAirServices Ltd.
     Principal Employment: Chief Executive Officer of SAirServices Ltd.
     Name and Address of Employer:   SAirServices Ltd.
                                     P.O. Box
                                     CH-8058 Zurich Airport
                                     Zurich, Switzerland

     Principal Business of Employer: Holding company of a group of specialist service companies offering air transport and transport-related services.
     Citizenship: Switzerland

18.  Klaus Knappik, Chief Executive Officer of SAirLogistic Ltd.
     Principal Employment: Chief Executive Officer of SAirServices Ltd.
     Name and Address of Employer:   SAirLogistic Ltd.
                                     P.O. Box
                                     CH-8058 Zurich Airport
                                     Zurich, Switzerland
     Principal Business of Employer: Holding company of a group of specialist service companies offering air transport and transport-related services.
     Citizenship: Germany

19. Wolfgang Werle, Chief Executive Officer of SAirRelations Ltd. Principal Employment: Chief Executive Officer of SAirRelations Ltd.

     Name and Address of Employer:   SAirRelations Ltd.
                                     P.O. Box
                                     CH-8058 Zurich Airport
                                     Zurich, Switzerland
     Principal Business of Employer: Holding company of a group of specialist service companies offering air transport and transport-related services.
     Citizenship: Switzerland

20.  Christoph Muller, Chief Executive Officer of Sabena Ltd.
     Principal Employment: Chief Executive Officer of Sabena Ltd.
     Name and Address of Employer:   Sabena
                                     Sabena House - Box 1
                                     Brussels Airport
                                     B-1930 Zaventem, Belgium
     Principal Business of Employer: Air transport and transport-related services.
     Citizenship: Germany

21.  Paul Reutlinger, Chief Executive Officer of AOM, Air Liberte and Air
     Littoral
     Principal Employment: Chief Executive Officer of AOM, Air Liberte and Air Littoral
     Name and Address of Employer:   AOM
                                     BP 854
                                     94551 Orly Aerogare Cedex
                                     France
     Principal Business of Employer: Air transport and transport-related services.
     Citizenship: Switzerland

---------------------------                             -----------------------
CUSIP No. 970646 10 5                 13D                   Page 24 of 28
---------------------------                             -----------------------




                                   EXHIBIT A

                            JOINT FILING AGREEMENT
                            ----------------------


     Agreement among FlightTechnics, LLC, a Delaware limited liability company, SR Technics Group America, Inc., a Delaware corporation, Flightlease AG, a company organized under the laws of Switzerland, and SR Technics Group, a company organized under the laws of Switzerland, whereby, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, each of the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D with respect to the equity securities of Willis Lease Finance Corporation, a Delaware corporation (the "Issuer"), and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate. Nothing herein, however, shall be, or shall be deemed to be, an admission that the parties hereto, or any of them, are members of a "group" (within the meaning of Section 13(d) of the Act and the rules and regulations promulgated thereunder) with respect to any securities of the Issuer.

---------------------------                             -----------------------
CUSIP No. 970646 10 5                 13D                   Page 25 of 28
---------------------------                             -----------------------


     In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement in counterpart as of this 11th day of December, 2000.


                         FlightTechnics, LLC

                         By: /s/ Hans Ulrich Beyeler
                             -----------------------
                             Hans Ulrich Beyeler, President and CEO


                         By: /s/ Matthias Mueller
                             --------------------
                             Matthias Mueller, Vice President and CFO


                         SR Technics Group America, Inc.


                         By: /s/ Hans Ulrich Beyeler
                             -----------------------
                             Hans Ulrich Beyeler, President and CEO


                         By: /s/ Georg Radon
                             ---------------
                             Georg Radon, Vice President and CFO


                         Flightlease AG


                         By: /s/ Hans Jorg Hunziker
                             ----------------------
                             Hans Jorg Hunziker, President and CEO


                         By: /s/ Matthias Mueller
                             --------------------
                             Matthias Mueller, Head of Business Development


                         SR Technics Group

                         By: /s/ Hans Ulrich Beyeler
                             -----------------------
                             Hans Ulrich Beyeler, President and CEO


                         By: /s/ Georg Radon
                             ----------------
                             Georg Radon, Vice President and CFO

---------------------------                             -----------------------
CUSIP No. 970646 10 5                 13D                   Page 26 of 28
---------------------------                             -----------------------





                                   EXHIBIT E

                      FIRST AMENDMENT TO RIGHTS AGREEMENT
                      -----------------------------------

     This First Amendment to Rights Agreement (this "Amendment"), is entered into by and between Willis Lease Finance Corporation, a Delaware Corporation (the "Company") and American Stock Transfer & Trust Company, a trust company organized under the laws of the State of New York, as rights agent (the "Rights Agent"), and shall be deemed effective as of November 30, 2000 (the "Effective Date").

RECITALS
--------

     Whereas, the Company and the Rights Agent entered into a Rights Agreement dated September 24, 1999 (the "Rights Agreement") to provide for the distribution of preferred share purchase rights for each share of Company common stock outstanding at the Close of Business (as such term is defined in the Rights Agreement) on October 12, 1999, which rights represent the right to purchase one one-hundredth of a preferred share of the Company subject to the terms and conditions set forth in the Rights Agreement;

     Whereas, the Company, FlightTechnics LLC, a Delaware limited liability company (the "Investor") and certain affiliates of the Investor have entered into an Investment Agreement dated as of November 7, 2000(the "Investment Agreement") whereby the Company has (i) agreed to issue and sell and the Investor has agreed to purchase 1,300,000 shares of the Company's common stock and (ii) subject to the satisfaction of certain conditions set forth in the Investment Agreement, the Investor has been given the option to purchase between 1,700,000 shares of the Company's common stock and that number of shares that when added to the 1,300,000 shares already purchased by the Investor, would equal 34.9% of the total outstanding common stock of the Company;

     Whereas, the Company's Board of Directors (the "Board") has determined that it is fair and in the best interests of the shareholders of the Company to amend the Rights Agreement to allow the Investor to purchase shares of the Company's common stock pursuant to the Investment Agreement without triggering the preferred share purchase rights under the Rights Agreement; and

     Whereas, the Board has voted in favor of this Amendment.

AGREEMENT
---------

     Now, Therefore, in consideration of the foregoing recitals and the mutual promises, covenants and conditions hereinafter set forth, the parties hereto agree as follows:

ARTICLE 1
---------

AMENDMENT
---------

     1.1 Amendments to Rights Agreement. The Rights Agreement is hereby amended as follows:

          (a) The definition of "Exempt Person" in Section 1 of the Rights Agreement is hereby amended by inserting the text "FlightTechnics, any SAirGroup Affiliate," immediately after the word "mean" where such word appears on the first line of such definition and by inserting the text ", provided that FlightTechnics and any SAirGroup Affiliate shall automatically be removed from the definition of an Exempt Person if (i) FlightTechnics

---------------------------                             -----------------------
CUSIP No. 970646 10 5                 13D                   Page 27 of 28
---------------------------                             -----------------------


and any SAirGroup Affiliate, taken as a whole, Beneficially Own more than 30% of the Voting Shares of the Company without having purchased at least an additional 1,700,000 Common Shares at the Second Closing or (ii) at any time after FlightTechnics purchases at least an additional 1,700,000 Common Shares at the Second Closing, FlightTechnics and any SairGroup Affiliate, taken as a whole, Beneficially Own less than 15% of the Voting Shares of the Company ." immediately after the second appearance of the term "employee benefit plan" in such definition.

          (b) Section 1 of the Rights Agreement is hereby further amended by inserting the following definitions in appropriate alphabetical order:

     "Investment Agreement" shall mean the Investment Agreement, dated as of November 7, 2000, among the Company, FlightTechnics, Flightlease AG, a company organized under the laws of Switzerland and SR Technics Group, a company organized under the laws of Switzerland.

     "FlightTechnics" shall mean FlightTechnics LLC, a Delaware limited liability company.

     "SAirGroup" shall mean SAirGroup AG, a company organized under the laws of Switzerland.

     "SAirGroup Affiliate" shall mean any affiliate of SAirGroup of which SAirGroup owns at least a majority of the equity interests and has management control.

     "Second Closing" shall have the meaning set forth in the Investment Agreement.

     1.2 Reference to and Effect on Rights Agreement. On and after the Effective Date, each reference in the Rights Agreement to the term "Agreement," "hereof" or "herein" shall be deemed to refer to the Rights Agreement as amended hereby. This Amendment and the amendments to the Rights Agreement, set forth in
Section 1.1 herein, effected hereby shall be effective as of the Effective Date and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall otherwise be unaffected hereby.

ARTICLE 2
---------

MISCELLANEOUS
-------------

     2.1 Headings. The headings in this Amendment are intended solely for convenience and shall not be construed as limiting or expanding the terms of this Amendment.

     2.2 Counterparts. This Amendment may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument. All counterparts shall be deemed an original of this Agreement.

                           [SIGNATURE PAGE FOLLOWS]

---------------------------                             -----------------------
CUSIP No. 970646 10 5                 13D                   Page 28 of 28
---------------------------                             -----------------------


     In Witness Whereof, the parties executed this Amendment to be effective as of the date first written above.

                                               WILLIS LEASE FINANCE CORPORATION
Attest: /s/ Brian D. Hanson                    By: /s/ Charles F. Willis, IV
        -------------------                        -------------------------
        Name: Brian D. Hanson                      Name: Charles F. Willis, IV
        Title: Corporate Secretary                 Title: President and Chief
                                                          Executive Officer

                                               AMERICAN STOCK TRANSFER & TRUST
                                               COMPANY, as Rights Agent
Attest: /s/ Susan Silber                       By: /s/ Herbert J. Lemmer
        ----------------                           ---------------------
        Name: Susan Silber                         Name: Herbert J. Lemmer
        Title: Assistant Secretary                 Title: Vice President